EXHIBIT 12.2
SAN DIEGO GAS & ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	2017	2016	2015	2014	2013
Earnings:
Pretax income from continuing operations before income or loss	$576	$845	$890	$797	$626
from equity investees, noncontrolling interests and preferred dividends
Add:
Combined fixed charges and preference security dividends for purpose
ratio (from below)	279	240	242	239	237
Amortization of capitalized interest(1)	—	—	—	—	—
Less:
Interest capitalized	1	—	—	1	—
Preference security dividend requirements(2)	—	—	—	—	5
Noncontrolling interest in pretax income of subsidiaries that have not incurred
fixed charges	—	—	—	—	—
Total earnings for purpose of ratio	$854	$1,085	$1,132	$1,035	$858

Fixed charges and preferred stock dividends:
Interest expensed and capitalized and amortization of premiums, discounts
and capitalized expenses related to indebtedness(1)	$278	$239	$241	$238	$231
Estimate of interest within rental expense	1	1	1	1	1
Total fixed charges	279	240	242	239	232
Preference security dividend requirements(2)	—	—	—	—	5
Combined fixed charges and preferred stock dividends for purpose of ratio	$279	$240	$242	$239	$237

Ratio of earnings to fixed charges	3.06	4.52	4.68	4.33	3.70

Ratio of earnings to combined fixed charges and preference security dividends	3.06	4.52	4.68	4.33	3.62

(1)
In computing this ratio, our public utilities that follow FASB ASC Topic 980, Regulated Operations, do not add amortization of capitalized interest in determining Earnings or reduce Fixed Charges by allowance for funds used during construction.

(2)	In computing this ratio, “Preference security dividend requirements” represent the pretax earnings to pay such dividends, computed at the effective tax rates for the applicable periods.